UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	0-22268
Washington, D.C. 20549
CUSIP NUMBER
637277104
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2005
 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR
For the Transition Period Ended: ☐
Read Instruction (on back page) Before Preparing Form. Please Print or Type .
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
National R.V. Holdings, Inc.

Full Name of Registrant

Former Name if Applicable
3411 N. Perris Blvd.

Address of Principal Executive Office (Street and Number)
Perris, California 92571

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
As previously disclosed in its Form 8-K dated April 4, 2005 and further discussed in a Form 8-K filed on August 16, 2005, the Company was unable to timely file its Form 10-K for the year ended December 31, 2004 because of delays encountered in completing management’s assessment of the effectiveness of its internal control over financial reporting as of December 31, 2004 required Section 404 of the Sarbanes-Oxley Act of 2002 and because of delays in the completion of the Company’s financial statements required to be included in the Form 10-K. Because of continuing delays in finalizing the Form 10-K and the audited financial statements for the year ended December 31, 2004 as well as the financial statements for the quarter ended March 31, 2005, the Company has been unable to complete the financial statements for its quarter ended June 30, 2005 that are required to be included in its Form 10-Q for such quarter. The Company is working diligently to analyze and accurately report its financial results for these fiscal periods and is working to file its Form 10-K and quarterly reports on Form 10-Q as soon as practical.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Martini	951	943-6007

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☑
Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company has not yet finalized its results for the second quarter of 2005. The Company expects to issue a press release with preliminary results and file a Form 8-K with respect thereto on August 16, 2005.

National R.V. Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2005	By:	/s/ Thomas J. Martini
Thomas J. Martini
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).
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